UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

FILING OF ANNUAL REPORT ON FORM 20-F WITH US SEC

NatWest Group plc (the "Company") announces that, on 17 February 2026, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC). The document is available for viewing on the SEC website at www.sec.gov and also on the Company's website at www.natwestgroup.com. The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge. Requests may be made by writing to the Chief Governance Officer and Company Secretary, NatWest Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Gary Moore
Chief Governance Officer and Company Secretary
18 February 2026

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	18 February 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary